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                                                                EXHIBIT 99(a)(1)

                             PICTURETEL CORPORATION
                               100 Minuteman Road
                               Andover, MA 01810

                                                                   June 18, 2001

Dear Stockholder:

    We are pleased to report that PictureTel Corporation, a Delaware corporation ("PictureTel") has entered into a merger agreement with Polycom, Inc., a Delaware corporation ("Polycom"), and one of its subsidiaries, Pharaoh Acquisition Corp., a Delaware corporation ("Purchaser"). Under the terms of that agreement, Polycom, through Purchaser, is today commencing an exchange offer for all outstanding shares of PictureTel's common stock at a per share price of $3.11 in cash and 0.1177 of a share of Polycom common stock. Following the successful completion of the offer, Purchaser will be merged with and into PictureTel and each share not purchased by Purchaser in the offer will be converted into the right to receive $3.11 in cash and 0.1177 of a share of Polycom common stock in cash in the merger.

    YOUR BOARD OF DIRECTORS HAS DETERMINED BY UNANIMOUS VOTE THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY IT, INCLUDING THE OFFER AND THE MERGER, TAKEN TOGETHER, ARE AT A PRICE AND ON TERMS THAT ARE ADVISABLE AND FAIR TO AND IN THE BEST INTEREST OF, PICTURETEL AND ITS STOCKHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER, TENDER THEIR SHARES PURSUANT TO THE OFFER AND APPROVE AND ADOPT THE MERGER AGREEMENT AND THE MERGER.

    In arriving at its recommendations, the Board of Directors gave careful consideration to a number of factors described in the attached Solicitation/Recommendation Statement on Schedule 14D-9. Included as an annex to the attached Schedule 14D-9 is the written opinion, dated May 24, 2001, of Robertson Stephens, Inc., financial advisor to PictureTel, to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the aggregate consideration per share of $3.11 in cash and 0.1177 of a share of Polycom common stock to be received in the offer and the merger by holders of PictureTel's common stock was fair, from a financial point of view, to such holders (other than Polycom, Purchaser and any of their respective affiliates and other than any holders of PictureTel Corporation's common stock as to which dissenters' rights have been properly exercised). You are encouraged to read this opinion carefully and in its entirety.

    Accompanying this letter and Schedule 14D-9 is Purchaser's prospectus and related materials, including a Letter of Transmittal for use in tendering shares. We urge you to read carefully the attached Schedule 14D-9 and the enclosed materials carefully.

    The management and directors thank you for the support you have given PictureTel.

                                          Sincerely,

                                          [/S/ NORMAN GAUT]

                                          Norman Gaut
                                          Chairman of the Board
                                          and Chief Executive Officer